                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

         The TesseracT Group, Inc. (f/k/a Education Alternatives, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   881612 10 5
                             ----------------------
                                 (CUSIP Number)

                                Benjamin Nazarian
                          Pioneer Venture Fund, L.L.C.
                              2000 Pasadena Avenue
                             Los Angeles, California
                                 (213) 223-1114
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with a copy to -

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                                  March 5, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  881612 10 5

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Pioneer Venture Fund, L.L.C.

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

              AF, OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

                     7     SOLE VOTING POWER
    NUMBER OF
     SHARES                     0
  BENEFICIALLY
    OWNED BY         8     SHARED VOTING POWER
      EACH
    REPORTING                   276,500
     PERSON
      WITH
                     9     SOLE DISPOSITIVE POWER

                                0

                     10    SHARED DISPOSITIVE POWER

                                276,500

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              276,500

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.9%

   14     TYPE OF REPORTING PERSON*

               OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 881612 10 5

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Union Communications Company

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

              OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              California

                     7     SOLE VOTING POWER
    NUMBER OF
     SHARES                     0
  BENEFICIALLY
    OWNED BY         8     SHARED VOTING POWER
      EACH
    REPORTING                   259,500
     PERSON
      WITH
                     9     SOLE DISPOSITIVE POWER

                                0

                     10    SHARED DISPOSITIVE POWER

                                259,500

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              259,500

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.7%

   14     TYPE OF REPORTING PERSON*

               PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 881612 10 5

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Benjamin Nazarian

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

              OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7     SOLE VOTING POWER
    NUMBER OF
     SHARES                     75,000
  BENEFICIALLY
    OWNED BY         8     SHARED VOTING POWER
      EACH
    REPORTING                   536,000
     PERSON
      WITH
                     9     SOLE DISPOSITIVE POWER

                                75,000

                     10    SHARED DISPOSITIVE POWER

                                556,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              631,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.7%

   14     TYPE OF REPORTING PERSON*

               IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 881612 10 5


   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dr. Pejman Salimpour

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]


   3      SEC USE ONLY


   4      SOURCE OF FUNDS*

              OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                     7     SOLE VOTING POWER
    NUMBER OF
     SHARES                     20,000
  BENEFICIALLY
    OWNED BY         8     SHARED VOTING POWER
      EACH
    REPORTING                   0
     PERSON
      WITH
                     9     SOLE DISPOSITIVE POWER

                                0

                     10    SHARED DISPOSITIVE POWER

                                20,000

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

              20,000

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]


   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.2%

   14     TYPE OF REPORTING PERSON*

               IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D (as amended, the "Schedule 13D") filed by the Reporting Persons on September 22, 1997, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by the Reporting Persons on February 5, 1998, and is being filed pursuant to Rule 13d-2 promulgated under the Exchange Act to reflect a material acquisition of beneficial ownership of the Common Stock. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 1. Security and Issuer.

        Item 1 of the Schedule 13D is hereby amended in its entirety to read as follows:

        This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 3800 West 80th Street, Suite 1400, Minneapolis, Minnesota 55431. As of January 1, 1998, the Company changed its name to "The TesseracT Group, Inc."

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended by deleting the first three paragraphs and replacing them with the following:

        The total amount of funds required by PVF to purchase the Shares it owns directly was $1,493,631 and was furnished from (i) a loan from UCC in the amount of $500,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, (ii) a loan from UCC in the amount of $520,000, as evidenced by a promissory note, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, and (iii) margin loans from Prudential Securities Incorporated ("Prudential") and Alex. Brown & Sons Incorporated ("Alex. Brown"), made by Prudential and Alex. Brown in the ordinary course of their respective businesses. Copies of the Margin Agreements between PVF and each of Prudential and Alex. Brown are attached hereto as Exhibits 4 and 12, respectively, and are incorporated herein by reference.

        The total amount of funds required by UCC to purchase the Shares it owns directly was $1,162,655.20 and was furnished from margin loans from Prudential, Lehman Brothers Inc. ("Lehman") and Alex. Brown, made by Prudential, Lehman and Alex. Brown in the ordinary course of their respective businesses. Copies of the Margin Agreements between UCC and each of Prudential, Lehman and Alex. Brown are attached hereto as Exhibits 5(a), 5(b) and 12 respectively, and are incorporated herein by reference.

        The total amount of funds required by Nazarian to purchase the Shares he owns directly was $365,745 and was furnished from margin loans from Lehman, made by Lehman in the ordinary course of its business. A copy of the Margin Agreement between Nazarian and Lehman is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

        (a) Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

        The Reporting Persons beneficially own an aggregate of 631,000 Shares. Based on information contained in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 18, 1998, the Shares held by the Reporting Persons represent approximately 6.7% of the outstanding Shares.

        PVF beneficially owns 276,500 Shares, representing approximately 2.9% of the outstanding Shares. UCC beneficially owns 259,500 Shares, representing approximately 2.7% of the outstanding Shares. Nazarian directly owns 75,000 Shares, representing approximately 0.8% of the outstanding Shares. Salimpour beneficially owns 20,000 Shares, representing approximately 0.2% of the outstanding Shares.

        By reason of the control Nazarian exercises with respect to the investments of PVF and UCC, as described in Item 6, Nazarian may be deemed under Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934 (the "Exchange Act") to own beneficially all of the Shares owned by PVF and UCC. By reason of a limited power of attorney executed by Salimpour giving Nazarian certain powers as described in Item 6, Nazarian may be deemed under Rule 13d-3 to own beneficially all of the Shares which Salimpour beneficially owns. Thus, Nazarian may be deemed to have beneficial ownership of 631,000 Shares, representing approximately 6.7% of the outstanding Shares.

        (c) Item 5(c) of the Schedule 13D is hereby amended to add the listing of all transactions in the Common Stock effected by the Reporting Persons since February 5, 1998, the date of filing of Amendment No. 1. Such listing is set forth on the attached Exhibit 14, which is incorporated herein by reference. All transactions listed were made through brokers in open market transactions effected on the Nasdaq National Market.

Item 7. Material to be Filed as Exhibits.

        Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 14 Schedule of transactions in the Common Stock by the Reporting Persons from February 5, 1998 through March 9, 1998

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 1998


                                    PIONEER VENTURE FUND, L.L.C.


                                    By:     /s/ Benjamin Nazarian
                                       -------------------------------
                                        Name: Benjamin Nazarian
                                        Title: Manager




                                    UNION COMMUNICATIONS COMPANY


                                    By:               *
                                       -------------------------------
                                        Name: Parviz Nazarian
                                        Title: General Partner


                                            /s/ Benjamin Nazarian
                                       -------------------------------
                                           Benjamin Nazarian




                                                  *
                                       -------------------------------
                                             Dr. Pejman Salimpour




                                       * By: /s/ Benjamin Nazarian
                                       -------------------------------
                                             Benjamin Nazarian
                                             Attorney-in-Fact